FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 000-51034

ACE Aviation Holdings Inc.

(Translation of registrant's name into English)

5100 de Maisonneuve Boulevard West,
Montreal, Quebec,
Canada,
H4A 3T2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

99.1	News Release dated August 31, 2006 - ACE Aviation Holdings Inc. announces a proposed plan of arrangement and an initial distribution of units of Aeroplan Income Fund to its shareholders under the plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC. Registrant

Date: August 31, 2006	By:	/s/ Mr. Brian Dunne

Name: Mr. Brian Dunne
Title: Executive Vice President and Chief Financial Officer